UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                             (Amendment No. _____)*

                               Maxum Health Corp.
                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
                         (Title of Class of Securities)

                                   57773T 10 1
                                 (CUSIP Number)

                             Mark J. Mihanovic, Esq.
                             McDermott, Will & Emery
                       2049 Century Park East, 34th Floor
                           Los Angeles, CA  90067-3208
                                 (310) 284-6110
            (Name, Address and Telephone Number of Person Authorized
                      to Receive Notices and Communications)

                                February 20, 1995
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ X ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).



                                  SCHEDULE 13D

CUSIP No. 57773T 10 1
___________________________________________________________________________
1    NAMES OF REPORTING PERSONS S.S. OR
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

     General Electric Company, acting through GE Medical Systems
     (I.R.S. Identification No. 14-0689340)
___________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) / /
                                                                    (b) / /
___________________________________________________________________________
3    SEC USE ONLY


___________________________________________________________________________
4    SOURCE OF FUNDS*

     00
___________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                                          / /
___________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York
___________________________________________________________________________
                     7   SOLE VOTING POWER

NUMBER OF SHARES         700,000 shares of Common Stock (all issuable
  BENEFICIALLY           upon exercise of a warrant)
    OWNED BY        _______________________________________________________
     EACH           8    SHARED VOTING POWER
   REPORTING
    PERSON               0
     WITH           _______________________________________________________
                    9    SOLE DISPOSITIVE POWER

                         700,000 shares of Common Stock (all issuable
                         upon exercise of a warrant)
                    _______________________________________________________
                    10   SHARED DISPOSITIVE POWER

                         0
___________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     700,000 shares of Common Stock (all issuable upon exercise of a warrant)
___________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*                                                / /
___________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     23.5%
___________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     CO
___________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.



                        STATEMENT PURSUANT TO RULE 13d-1
                                     OF THE
                          GENERAL RULES AND REGULATIONS
                                    UNDER THE
                   SECURITIES EXCHANGE ACT OF 1934, AS AMENDED


ITEM 1.   SECURITY AND ISSUER

     The security to which this statement relates is the Common Stock, $0.01 par value per share (the "Common Shares"), of Maxum Health Corp., a Delaware corporation (the "Company") with principal executive offices located at 14850 Quorum Drive, Suite 400, Dallas, Texas 75240.


ITEM 2.   IDENTITY AND BACKGROUND

     This statement is filed by General Electric Company, a New York corporation acting through GE Medical Systems ("GE") with principal executive offices located at 3135 Easton Turnpike, Fairfield, Connecticut. GE engages in providing a wide variety of industrial, commercial and consumer products and services.

     For information with respect to the identity and background of each director and executive officer of GE, see Schedule I attached hereto.

     During the last five years, neither GE nor, to its best knowledge, any person identified on Schedule I has, except as set forth on Schedule II hereto
(a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which GE or such person, as the case may be, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     To the best knowledge of GE, all persons identified on Schedule I are United States citizens, except that Paolo Fresco, Vice Chairman of the Board and an executive officer of GE, is an Italian citizen and Claudio X. Gonzalez, a director of GE, is a Mexican citizen.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     In connection with a restructuring of indebtedness of the Company, pursuant to the terms of an Agreement, dated June 1, 1993 (the "Agreement"), between GE and the Company, the Company issued to GE a Common Stock Purchase Warrant, dated February 8, 1994 (the "Warrant), exercisable for 700,000 Common Shares upon the payment of a purchase price initially equal to $0.50 per Common Share. The Warrant is currently exercisable.

     The foregoing response to this Item 3 is qualified in its entirety by reference to the Agreement (a copy of which is attached hereto as Exhibit 1) and the Warrant (a copy of which is attached hereto as Exhibit 2), each of which is hereby incorporated herein.


ITEM 4.   PURPOSE OF TRANSACTION

     GE has acquired the Warrant as an investment and in the ordinary course of business and not with the purpose of changing control of the Company.

     In connection with the contemplated consolidation of the businesses (the "Merger") of the Company and American Health Services Corp., a Delaware corporation ("AHS"), and in exchange for certain financial accommodations contemplated to be provided by GE to the Company and AHS, GE entered into a Preferred Stock Acquisition Agreement, dated as of February 26, 1996 (the "Stock Acquisition Agreement"), by and among the Company, AHS, Insight Health Services Corp., a Delaware corporation ("InSight"), and GE. The Stock Acquisition Agreement provides, among other things, that (i) immediately prior to the Merger, the Company will issue to GE 1,000,000 shares of the Company's Series B Convertible Preferred Stock, par value $0.01 per share (the "Series B Preferred Stock"), (ii) immediately prior to the Merger, the Warrant will be cancelled, and (iii) upon consummation of the Merger, the Series B Preferred Stock will be converted into Series A Convertible Preferred Stock of InSight. The foregoing response to this Item 4 is qualified in its entirety by reference to the Stock Acquisition Agreement (a copy of which is attached hereto as Exhibit 3), which is hereby incorporated herein.

     Except as described in this Item 4, GE has no current plans which relate to or would result in any of the events described in Items (a) through (j) of the instructions to this Item 4 of Schedule 13D.


ITEM 5.   INTEREST IN THE SECURITIES OF THE ISSUER

     (a) GE beneficially owns an aggregate of 700,000 Common Shares (all of which are issuable upon exercise of the Warrant), representing an aggregate of 23.5% of the outstanding Common Shares (assuming exercise of the Warrant).

     (b) The responses to Items 7-11 of the cover page of this Schedule 13D relating to beneficial ownership of Common Shares are incorporated herein by reference.

     (c) Except as set forth in Item 4 hereof, neither GE nor, to the best knowledge of GE, any person identified on Schedule I hereto has effected any transactions with respect to Common Shares within the past 60 days.

     (d)  Not Applicable.

     (e)  Not Applicable.


ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Except as described in Item 4 hereof, GE has not entered into contracts, arrangements, understandings or relationships described in the instructions to this Item 6 of Schedule 13D.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     99.1 Agreement, dated June 1, 1993, between GE and the Company.

     99.2 Common Stock Purchase Warrant, dated February 8, 1994, issued by the Company to GE.

     99.3 Preferred Stock Acquisition Agreement, dated as of February 26, 1996, by and among the Company, AHS, Insight and GE.


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                              GENERAL ELECTRIC COMPANY,
                              acting through GE Medical Systems



                              By:    /s/ John M. Trani
                              Name:     John M. Trani
                              Title:    Sr. Vice President,
                                        GE Medical Systems

                              Dated:  March _____, 1996



                                  EXHIBIT INDEX


Exhibit 99.1   Agreement, dated June 1, 1993, between GE and the Company.

Exhibit 99.2 Common Stock Purchase Warrant, dated February 8, 1994, issued by the Company to GE.

Exhibit 99.3 Preferred Stock Acquisition Agreement, dated as of February 26, 1996, by and among the Company, AHS, Insight and GE.



                                                                      SCHEDULE I

                  BOARD OF DIRECTORS AND EXECUTIVE OFFICERS OF
                            GENERAL ELECTRIC COMPANY

     The directors and executive officers of General Electric Company are identified in the table below. Directors of General Electric Company are indicated by an asterisk. Unless otherwise indicated, the business address of each person listed below is 3135 Easton Turnpike, Fairfield, Connecticut 06431.

                            PRESENT PRINCIPAL
 NAME                       OCCUPATION                   CITIZENSHIP

 John F. Welch, Jr.*        Chairman of the Board and    United
                            Chief Executive Officer      States

 Dennis D. Dammerman*       Senior Vice President-       United
                            Finance                      States

 P. Fresco*                 Vice Chairman of the Board   Italy
                            and Executive Officer

 John D. Opie*              Vice Chairman of the Board   United
                            and Executive Officer        States

 Frank P. Doyle             Executive Vice President     United
                                                         States

 Philip D. Amsen            Vice President and           United
                            Comptroller                  States

 James R. Bunt              Vice President and           United
                            Treasurer                    States

 David L. Calhoun           Vice President-GE            United
                            Transportation Systems       States

 William J. Conaty          Senior Vice President-Human  United
                            Resources                    States

 Lewis S. Edelheit          Senior Vice President-       United
                            Corporate Research and       States
                            Development

 Dale F. Frey               Chairman and President-GE    United
                            Investments Corporation      States

 Benjamin W. Heineman, Jr.  Senior Vice President,       United
                            General Counsel and          States
                            Secretary

 W. James McNerney, Jr.     Senior Vice President-GE     United
                            Lighting                     States

 Eugene F. Murphy           Senior Vice President-GE     United
                            Aircraft Engines             States

 Robert L. Nardelli         Senior Vice President-GE     United
                            Power Systems                States

 Robert W. Nelson           Vice President-Corporate     United
                            Financial Planning and       States
                            Analysis

 Gary M. Reiner             Vice President-Corporate     United
                            Business Development         States

 Gary L. Rogers             Senior Vice President-GE     United
                            Plastics                     States

 James W. Rogers            Vice President-GE Motors     United
                                                         States
 Jay R. Stonesifer          Senior Vice President-GE     United
                            Appliances                   States

 John M. Trani              Senior Vice President-GE     United
                            Medical Systems              States

 Lloyd G. Trotter           Vice President-GE            United
                            Electrical Distribution and  States
                            Control

 H. Brewster Atwater, Jr.*  Retired Chairman, Chief      United
                            Executive Officer, and       States
                            former Director General
                            Mills, Inc.

 David W. Calloway*         Chairman of the Board,       United
                            Chief Executive Officer and  States
                            Director, PepsiCo, Inc.

 Silas S. Cathcart*         Director and Retired         United
                            Chairman, Illinois Tool      States
                            Works

 Claudio X. Gonzalez*       Chairman of the Board and    Mexico
                            Managing Director Kimberly-
                            Clark de Mexico, S.A. de
                            C.V.

 Robert E. Mercer*          Retired Chairman of the      United
                            Board and former Director,   States
                            The Goodyear Tire & Rubber
                            Company

 Gertrude G. Michelson*     Member of the Board of       United
                            Directors - Federated        States
                            Department Stores

 Roger S. Penske*           President - Penske           United
                            Corporation                  States

 Barbara S. Prieskel*       Former Senior Vice           United
                            President, Motion Picture    States
                            Associations of America

 Frank H.T. Rhodes*         President Emeritus Cornell   United
                            University                   States

 Andrew C. Sigler*          Chairman of the Board, CEO
                            and Director, Champion
                            International

 Douglas A. Warner III*     Chairman of the Board,       United
                            President, and Chief         States
                            Executive Officer, J.P.
                            Morgan & Co. Incorporated
                            and Morgan Guaranty Trust
                            Company

                                                                     SCHEDULE II

                              RECENT GE CONVICTIONS

1. United States ex. rel. Taxpayers Against Fraud and Chester L. Walsh v. General Electric Company

     On November 15, 1990, an action under the federal False Claims Act 31 U.S.C. Sections 3729-32, was filed under seal against General Electric
Company ("GE") in the United States District Court for the Southern District of Ohio. The qui tam action, brought by an organization called Taxpayers Against Fraud and an employee of GE's Aircraft Engines division ("GEAE"), alleged that GEAE, in connection with its sales of F11O aircraft engines and support equipment to Israel, made false statements to the Israeli Ministry of Defense (MoD), causing MoD to submit false claims to the United States Department of Defense under the Foreign Military Sales Program. Senior GE management became aware of possible misconduct in GEAE's Israeli F110 program in December 1990. Before learning of the sealed qui tam suit, GE immediately made a voluntary disclosure to the Departments of Defense and Justice, promised full cooperation and restitution, and began an internal investigation. In August 1991, the federal court action was unsealed, and the Department of Justice intervened and took over responsibility for the case.

    On July 22, 1992, after GE had completed its investigation and made a complete factual disclosure to the U.S. government as part of settlement discussions, the United States and GE executed a settlement agreement and filed a stipulation dismissing the civil action. Without admitting or denying the allegations in the complaint, GE agreed to pay $59.5 million in full settlement of the civil fraud claims. Also on July 22, 1992, in connection with the same matter, the United States filed a four count information charging GE with violations of 18 U.S.C. Section 287 (submitting false claims against the United States), 18 U.S.C. Section 1957 (engaging in monetary transactions in criminally derived property), 15 U.S.C. Sections 78m(b)(2)(A) and 78ff(a) (inaccurate books and records), and 18 U.S.C. Section 371 (conspiracy to defraud the United States and to commit offenses against the United States). The same day, GE and the United States entered a plea agreement in which GE agreed to waive indictment, plead guilty to the information, and pay a fine of $9.5 million.
GE was that day sentenced by the federal court in accordance with the plea agreement.

2. Except for the foregoing, GE has not and, to the best of GE's knowledge, none of the directors and executive officers of GE has been, during the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

3. GE has not and, to the best of GE's knowledge, none of the directors and executive officers of GE has been, during the last five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.